

Antena 3

Director of the Legal Department



DATE: 28st July 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: FINANCIAL RESULTS

Number of pages including this one: 25

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 30th June in their English version and a summary of the Significant Events.

We also attach the communication sent to the auditors regarding the obligation to report on the new situation concerning the uncertainty included in their report on the consolidated financial statements of Antena 3 de Televisión, S.A. and Subsidiaries for the year ended December 31, 2003, and the new auditors' report dated July 28, 2004.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

7/30

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08


Antena 3

FINANCIAL RESULTS

30th June 2004

1. ANTENA 3 GROUP

1.1 Consolidated Profit & Loss Account

Thousands of Euro	Jan-June 2004	Jan-June 2003	Evolution
Net Turnover	**389,242**	**323,081**	**20.5%**
Other Revenues	21,848	18,754	16.5%
NET REVENUES	**411,090**	**341,835**	**20.3%**
OPERATING EXPENSES	**285,558**	**294,983**	**(3.2%)**
EBITDA	**125,532**	**46,852**	**167.9%**
Depreciation	12,922	15,213	(15.1%)
Operating results	**112,610**	**31,639**	**255.9%**
Financial results	**(1,491)**	**(2,962)**	**49.7%**
Share in income of companies accounted for by the equity method	**0**	**(225)**	**n/a**
Amortization of goodwill	**(5,757)**	**(6,306)**	**8.7%**
Profit (loss) from ordinary activities	**105,362**	**22,146**	**375.8%**
Extraordinary Results	**(6,946)**	**(169,803)**	**95.9%**
Consolidated profit (loss) before tax	**98,416**	**(147,657)**	**n/a**
Corporate Income Tax	36,396	(48,809)	n/a
Consolidated profit (loss) for the period	**62,020**	**(98,848)**	**n/a**
Profit (loss) attributed to minority interests	0	(306)	n/a
Profit (loss) attributed to the parent company	**62,020**	**(98,542)**	**n/a**

Note: Non audited figures for first half of 2004

1.2 Contribution to Net Revenues and Results

Thousands of Euro	Jan-June 2004	% over total	Jan-June 2003	% over total
NET REVENUES				
A3 TELEVISION	348,652	84.8%	273,123	79.9%
UNIPREX	45,218	11.0%	41,760	12.2%
OTHERS	17,221	4.2%	26,952	7.9%
TOTAL	411,090	100.0%	341,835	100.0%
EBITDA				
A3 TELEVISION	119,907	95.5%	48,687	103.9%
UNIPREX	7,276	5.8%	1,168	2.5%
OTHERS	(1,650)	(1.3%)	(3,003)	(6.4%)
TOTAL	125,532	100.0%	46,852	100.0%
CONSOLIDATED RESULTS				
A3 TELEVISION	67,051	108.1%	(66,465)	67.2%
UNIPREX	(1,154)	(1.9%)	(22,387)	22.6%
OTHERS	(3,877)	(6.3%)	(9,996)	10.1%
TOTAL	62,020	100.0%	(98,848)	100.0%

Note: Non audited figures for first half of 2004

1.3 Consolidated Balance Sheet

Thousands of Euro	30th June 2004	31st December 2003
ASSETS		
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	**90**	**90**
FIXED ASSETS:		
Start-up expenses	261	311
Net fixed assets	129,332	136,335
Own shares	2,933	2,933
Public Administration	103,107	106,262
Total FIXED ASSETS	**235,633**	**245,841**
CONSOLIDATION GOODWILL	**132,977**	**137,541**
DEFERRED CHARGES	**1,241**	**1,717**
Inventories	216,423	211,643
Accounts Receivable	245,923	243,736
Cash	108,863	37,897
Accrual accounts	2,600	2,547
Total CURRENT ASSETS	**573,809**	**495,823**
TOTAL ASSETS	**943,750**	**881,012**
LIABILITIES		
Capital stock	166,668	166,668
Legal reserve	33,334	33,334
Other reserves	49,706	257,571
Exchange rate differences	193	528
Profits (loss) attributable to the Parent Company	62,020	(206,528)
Total SHAREHOLDERS' EQUITY	**311,920**	**251,573**
MINORITY INTERESTS	**0**	**875**
DEFERRED INCOME	**0**	**13**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**0**	**78**
Payable to credit institutions	79,246	95,787
Other long term payables	1,685	1,928
Total LONG TERM DEBT	**80,931**	**97,715**
Payable to credit institutions	31,952	33,373
Trade accounts payable	179,936	162,476
Other short term debts	42,188	40,439
Other provisions	295,000	293,517
Accrual accounts	1,823	953
Total SHORT TERM DEBT	**550,899**	**530,758**
TOTAL LIABILITIES	**943,750**	**881,012**

1.4 Comments on Antena 3 Group

1.4.1 Net Revenues

During the first half of 2004 net revenues amounted to euro 411 million, which represents an increase of 20.3% compared with the same period of the previous year.

While the growth of net revenues during the first quarter amounted to 15.4%, during the second quarter such growth amounted to 24.3%.

The strong increase in TV revenues increases the contribution of Antena 3 Televisión to consolidated net revenues from 79.9% to 84.8%. UNIPREX represents 11.0% and the caption Others has experienced a significant decrease as a result of the discontinuance of activities and the sale of non profitable companies.

1.4.2 Operating Expenses

During the first half of 2004, operating expenses decreased a 3.2% with respect to the same period of the previous year.

The underlying reasons for such decreases are mainly the restructuring undertaken by Antena 3 Televisión, the rationalization process of activities and the strict cost control policy implemented by all the companies of the group.

1.4.3 EBITDA

The significant increase of net revenues and the lower operating expenses incurred during the first half of 2004 contributed to improve the EBITDA (before depreciations) by 168% compared with the first half of 2003, reaching the figure of euro 125.5 million, compared with euro 46.9 million during the previous year.

Margin on net revenues has increased from 13.7%, during the first half of 2003, to 30.5% during the first half of 2004, having reached a margin of 37.3% during the second quarter of the year.

The contribution of Antena 3 Televisión to this consolidated EBITDA is of 95.5%. The significant increase in the contribution of Uniprex should be noted. The EBITDA of Uniprex has increased six times with respect to the same period of the previous year.

1.4.4 Results from Ordinary Activities

Results from Ordinary Activities amounted to euro 105.4 million, compared with euro 22.1 million obtained during the first half of the previous year.

The lower indebtedness has resulted into a significant decrease in financial expenses.

1.4.5 Extraordinary Results

This caption basically includes severance pays and provisions for penalties and litigation risks. The variation with respect to 2003 is due to the restructuring process of the group carried out in June last year.

1.4.6 Financial Debt

As at 30th June 2004 the Net Financial Debt of the Antena 3 Group amounts to euro 4 million, compared with euro 94.4 million as at 31st December 2003.

This decrease of euro 90.4 million in indebtedness during this half year is the result of the very positive evolution of the group, both in terms of income and costs.

2. ANTENA 3 TELEVISION

2.1 Profit and Loss Account

Thousands of Euro	Jan-June 2004	Jan-June 2003	Evolution
Net Turnover	**332,398**	**258,835**	**28.4%**
Other Revenues	17,494	15,142	15.5%
NET REVENUES	**349,892**	**273,977**	**27.7%**
OPERATING EXPENSES	**229,985**	**225,290**	**2.1%**
EBITDA	**119,907**	**48,687**	**146.3%**
Depreciation	10,058	10,302	(2.4%)
Operating results	**109,850**	**38,385**	**186.2%**
Financial results	**(975)**	**(2,186)**	(55.4%)
Profit (loss) from ordinary activities	**108,875**	**36,199**	**200.8%**
Extraordinary Results	**(11,709)**	**(174,175)**	**93.3%**
Profit (loss) before tax	**97,165**	**(137,976)**	**n/a**
Corporate income Tax	36,070	(37,335)	n/a
Profit (loss) for the period	**61,095**	**(100,641)**	**n/a**

Note: Non audited figures for first half of 2004

2.2 Comments on Antena 3 Televisión

2.2.1 Evolution of Audience

Average audience share accrued in January-June represented 20.2%, an increase of 0.7 percentage points compared with the same period of the previous year.

This improvement has been experienced on a month-to-month basis, which evidences the consolidation of the recovery in audience. It should be highlighted that Antena 3 Televisión has achieved in June 2004 the best result in terms of audience during the last two years with a share of 21.7%.

The key factor for this recovery is the stable programming grid, with consolidated successful programmes which have become a reference of the channel, with special emphasis on the programming of fictions series and films.

This improvement has been especially significant in the Prime Time when the greatest weight of audiences and revenues is concentrated.

AUDIENCE SHARE (Half year)


20,2%
19,5%
22,4%
21,7%
29,1%
30,8%
17,3%
18,6%
10,9%
9,5%
ANTENA 3 TELEVISION
TELECINCO
TELEVISIÓN ESPAÑOLA
AUTONOMIC
OTHERS
Jan-June 04
Jan-June 03

2.2.2 Net Revenues

Net revenues during the first half of 2004 amounted to euro 349.9 million, an increase of 27.7% compared with the same period of 2003.

While the growth of net revenues during the first quarter amounted to 20.2%, in the second quarter such growth increased by 34.2%.

According to internal estimates, during the first half of 2004 the TV advertising market experienced a growth of 17% with respect to the same period of the previous year. Antena 3 Televisión market share is around 26.5%, an approximate increase of 1.7 percentage points compared with the first half of 2003.

It should be noted that this improvement in the advertising investment share is higher than that of the audience share, which is already significant by itself.

2.2.3 Operating Expenses

In the first half of 2004, operating expenses amounted to euro 230 million, slightly higher (2.1%) than the figure corresponding to the first half of 2003.

Significant savings have been achieved in the captions of Staff Expenses and Other Management Expenses as a result of the fixed costs control policy. An additional effort has been made in the context of programming expenses which as resulted in a significant improvement in audience. The expenses related to copyright management companies have also increased owing to the increase in revenues.

2.2.4 EBITDA

During the first half of 2004, EBITDA reached euro 119.9 million compared with euro 48.7 million during the same period of 2003.

This improvement has resulted in a Margin on Sales of 34.3%, compared with 17.8% during the previous year. In the second quarter of 2004, such margin has been of 40.4%.

2.2.5 Extraordinary Results

This caption mainly includes provisions for penalties and portfolio provisions. The improvement with respect to June 2003 is due to the restructuring carried out during the previous year, mainly in the context of rights on own and third parties' production programmes.

3. UNIPREX

3.1 Profit and Loss Account

Thousands of Euro	Jan-June 2004	Jan-June 2003	Evolution
Net Turnover	44,206	39,111	13.0%
Other Revenues	2,572	2,859	(10.0%)
NET REVENUES	46,778	41,970	11.5%
OPERATING EXPENSES	39,503	40,802	(3.2%)
EBITDA	7,276	1,168	522.9%
Depreciation	2,072	3,541	(41.5%)
Operating results	5,204	(2,373)	n/a
Financial results	(365)	(269)	(35.7%)
Profit (loss) from ordinary activities	4,839	(2,642)	n/a
Extraordinary Results	(1,685)	(29,534)	94.3%
Profit (loss) before tax	3,154	(32,176)	n/a
Corporate Income Tax	1,228	(10,169)	n/a
Profit (loss) for the period	1,926	(22,007)	n/a

Note: *Non audited figures for first half of 2004*

3.2 Comments on UNIPREX

Net revenues for the first half of 2004 were 11.5% higher than those of the same period of 2003. After an increase of 9% in net revenues during the first quarter, the second quarter has experienced an improvement of 13% with respect to the same period of the previous year. This improvement has been achieved both in the conventional format and in the Europa FM radio formula.

Operating expenses have decreased by 3.2% compared with the first half of the previous year. This is basically due to a decrease in Staff Expenses, Other Management Expenses and Provisions for Trade Operations.

EBITDA has experienced an improvement of euro 6.1 million, having achieved a margin on net revenues of 15.6% compared with 2.8% during the same period of the previous year.

Extraordinary Results mainly include the costs of the staff restructuring carried out in June 2004, as well as the provisions for litigation costs.

3.2.1 Evolution of Audience

According to the second wave of the EGM, radio as a whole experienced a decrease with respect to the date of the previous wave, mainly due to seasonal reasons. Cadena Onda Cero continues ranking second among generalist radios, with an audience of 2,245,000 listeners, an increase of 1.3% with respect to the second wave of 2003.

ONDA CERO - E.G.M. Waves 2003-2004
Thousands of Listeners


2.216
2.154
2.551
2.245
2nd03
3rd03
1st04
2nd04

Source: EGM

4. OTHER ACTIVITIES

4.1 Contribution to Net Revenues and Results

The degree of contribution of other activities has evolved as follows:

Thousands of Euro	Jan-June 2004	Jan-June 2003	Evolution
Net Revenues	17,221	26,952	(36.1%)
% on Antena 3 Group Revenues	4.2%	7.9%	
EBITDA	(1,650)	(3,003)	45.0%
% on Antena 3 Group EBITDA	(1.3%)	(6.4%)	

As at 30th June 2004 the contribution of the rest of the group to net revenues decreased considerably. However, in terms of EBITDA an improvement was experienced with a contribution of euro 1.4 million.

The reason for these changes is mainly due to the disinvestment process of non profitable activities carried out in 2004, through the liquidation and sale of companies of the group with a negative contribution to the EBITDA.

On the other hand, during the first half of 2004, Movierecord represented 65.4% of net revenues, mainly generated by Guadiana Producciones, Antena 3 Producciones, Ensueño Films and Antena 3 Editorial.

In terms of EBITDA, the losses of Movierecord amounted to euro 2.2 million which are partially offset by the positive results of the rest of the activities.

Note: Non audited 2003 and 2004 quarterly figures

ANNEXE OF SIGNIFICANT EVENTS NOTIFIED BY THE COMPANY

Suits, Disputes and Judicial Reviews

Information divulged on 16th March 2004 (CNMV Registration no. 48296)
Antena 3 de Televisión, S.A. informed that the award passed by the arbitration panel formed by Mr. Julio González Soria, Mr. Tomas de la Quadra-Salcedo Fernández del Castillo and Mr. Manuel Aragón Reyes in the arbitration proceedings described in paragraph 3) of page IV-41 of the prospectus, verified and registered with the Official Registry of the Comisión Nacional del Mercado de Valores on 17th October 2003, had been notified to Uniprex, S.A.U., a wholly-owned subsidiary of Publicidad 3, S.A.U. whose sole shareholder is Antena 3 de Televisión, S.A. Antena 3 de Televisión, S.A. also informed about the contents of such award.

Information divulged on 16th March 2004 (CNMV Registration no. 48306)
The company informed about the extraordinary meeting held on 16th March 2004 by the Board of Directors of Uniprex, S.A.U., (a wholly-owned subsidiary of Publicidad 3 S.A.U. whose sole shareholder is Antena 3 de Televisión, S.A.) in which the effects of the arbitration award referred to in the previous Significant Event and its impact on the net worth situation of the company were analyzed The company also informed that the Board of Uniprex, S.A.U. had determined to submit to the resolution of the sole shareholder the decision on the measures considered most appropriate for its corporate interests.

Information divulged on 17th March 2004 (CNMV Registration no. 48309)
The company submitted the resolutions adopted by the Executive Committee of the Board of Directors of the company, in its meeting held on 16th March, after analyzing the contents of the award passed in connection with the arbitration proceedings between the subsidiary Uniprex and Grupo Radio Blanca. Such resolutions were: **(1)** to request an economic and financial report to assess the impact of the outcome of the arbitration award; **(2)** to instruct the legal department to immediately start the necessary actions and to propose the relevant legal measures so that Telefónica Group - in its capacity as owner and administrator both of UNIPREX and Antena 3 de Televisión, S.A. when the dispute started – faces the liabilities derived from the arbitration award; and **(3)** to inform the Board of Directors in the meeting to be held on 30th March 2004 to assess the situation and take the appropriate decisions.

Information divulged on 31st March 2004 (CNMV Registration no. 48562)
The company informed that the Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 30th March 2004, became aware of the fact that the Board of Uniprex, S.A.U. had decided to file an appeal for annulment of the award passed in the arbitration proceedings between this company and Grupo Radio Blanca. The Board also decided to submit to the next Shareholders' General Meeting of Antena 3 de Televisión, S.A. the approval of the necessary measures to maintain the stability of Uniprex, S.A.U and to formally request Grupo Admira Media, S.A.U. to assume the consequences derived from the award stating that, otherwise, any judicial actions deemed necessary or convenient for the defence of the interests of Antena 3 Group would be brought.

Information notified on 20th May 2004 (CNMV Registration No. 49889)
The company notified the sentence passed in the proceedings 82/2003, followed before the First Instance Court No. 7 of Alcobendas and described in page IV-39 of the Prospectus verified by and registered with the Official Registry of the Comisión Nacional del Mercado de Valores on 17th October 2003, sentencing A3TV to pay € 18,552,177 for the use of phonograms during the period 1990-2003, and that will be appealed before the Provincial Audience of Madrid.

Other significant events

Interim Results

Information divulged on 26th February 2004 (CNMV Registration no. 47.798)
The company presented the information on the results of the second half of year 2003.
Information notified on 6th May 2004 (CNMV Registration No. 49397)
The company presented the information on the results for the fist quarter of year 2004.

Discrepancies between the financial information notified and the annual accounts formulated by the Board of Directors

Information notified on 5th April 2004 (CNMV Registration No. 48694)
The Company informed about the differences between the Financial information notified to the CNMV on 26th February 2004 (CNMV Registration No. 47798) and the annual accounts for fiscal year 2003 formulated by the Board of Directors on 30th March 2004, as a result of the award passed in the arbitration proceedings between Uniprex, S.A.U. and Grupo Radio Blanca.

Report on Corporate Governance

Information notified on 22nd April 2004 (CNMV Registration No. 49019)
The Company notified the annual report on Corporate Governance for fiscal year 2003, approved by the Board of Directors on 21st April 2004.

Information notified on 7th May 2004 (CNMV Registration No. 49452)
The Company warned about a typo on page 14, section 2.1.1. paragraph 8 of the Report on Corporate Governance, and includes its correction.

Information on summons and resolutions of the Meetings

Information notified on 22nd April 2004 (CNMV Registration No. 49020)
The Company notified the summons of the Shareholders' Ordinary General Meeting to be held, in first call, on 12th May 2004, including the Agenda of the Meeting and the proposals of the resolutions that the Board of Directors will submit to the Meeting.

Information notified on 12th May 2004 (CNMV Registration No. 49586)
The Company notified the resolutions approved by the Board of Directors in the Meeting that commenced on 11th May 2004 and ended on 12th May 2004, in connection with proposals related to points II and VII of the Agenda of the Shareholders' Ordinary General Meeting to be held that day, 12th May 2004: Measures necessary to maintain the stability of the subsidiary UNIPREX, S.A.U., and appointment of the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.

Information notified on 13th May 2004 (CNMV Registration No. 49605)
The Company notified that the Shareholders' Ordinary Meeting held on 12th May 2004, in first call, had approved all the proposals submitted by the Board of Directors to discussion and decision on the part of the Meeting.

Other Notices

Information notified on 27th April 2004 (Registration No. 16210)
The Company notified that the feasibility plan designed by the Management of the Company for the Radio Network had been submitted to the employees of Uniprex, S.A.U., a wholly-owned subsidiary of Publicidad 3, S.A.U., whose sole shareholder is Antena 3 de Televisión, S.A. Furthermore, the Company notified that the negotiations related to such plan started on 28th April 2004.

Information notified on 17th May 2004 (Registration No. 16372)
The Company notified the ratification, on the part of the employees of Uniprex, S.A.U., of the agreement reached by the Workers' Committee with the representatives of the Company, related to the feasibility plan of the radio Network, submitted to them on 26th April 2004. This plan established that Onda Cero would move its premises to those of Antena 3 Televisión and that 114 employees would be affected by the staff cuts; such plan represents the start point for the preparation of a new collective bargaining agreement.

Translation of a report originally issued in Spanish based on our work performed in accordance with the Technical Rule established for this purpose and approved by the Spanish Accounting and Audit Institute (ICAC). In the event of a discrepancy, the Spanish-language version prevails.

SPECIAL REPORT REQUIRED UNDER THE MINISTERIAL ORDER DATED SEPTEMBER 30, 1992

To the Directors of Antena 3 de Televisión, S.A. for submission to the Spanish National Securities Market Commission (CNMV):

Having audited the financial statements of Antena 3 de Televisión, S.A. for the year ended December 31, 2003, we issued our auditors' report dated April 2, 2004, in which we expressed an opinion qualified for an uncertainty in the following terms:

"On March 16, 2004, an arbitral award was made resolving the arbitration proceedings relating to the contract between the Radio Blanca Group and Uniprex, S.A., a wholly-owned investee. The arbitral award declared the contract to have been terminated and rescinded and required Uniprex, S.A. to pay €193 million. As indicated in Note 22, that amount, and the tax effect thereof, was recorded in the 2003 financial statements referred to above, and the directors consider that the expenses and losses in this connection will not exceed those recorded."

In relation to the aforementioned resolution, the Company is analyzing and evaluating both the financial, legal and commercial consequences, and the various alternatives for action, including claims against third parties, within the limits and the periods provided for by the legislation governing the various aspects relating to these consequences (see Note 22). As of the date of this report, it is not possible to evaluate the impact that the final outcome of the resolutions that might be adopted could have on the financial statements; however it is estimated that the impact will not exceed the amount recorded."

As requested by you, we have analyzed the available information and accompanying half-yearly information as of June 30, 2004, which was prepared by the directors of Antena 3 de Televisión, S.A., pursuant to the Ministerial Order dated September 30, 1992, and CNMV Circular 3/1994, which modify the forms for the periodic public reporting of listed entities.

We attach, as an Exhibit to this report, a representation letter from the directors reporting on the situation at the half-yearly closing concerning the uncertainty included in the auditors' report on the financial statements for the preceding year.

Our analysis was performed in accordance with the Technical Rule established for this purpose and approved by the Spanish Accounting and Audit Institute (ICAC) Resolution dated July 28, 1994, which, due to its scope, which is substantially less extensive than that of an audit of financial statements, does not enable us to express an opinion on the accuracy of the other half-yearly information or to assure that, had supplementary audit procedures been applied, we would not have identified other material matters to draw to your attention. Also, for this reason, we do not express an opinion on the half-yearly financial information as of June 30, 2004.

In their letter, the directors report on the following matters:

"On May 12, 2004, the Shareholders' Meeting resolved to adopt the measures required to maintain the stability of the subsidiary Uniprex, S.A.U., as follows:

"Rebalance the shareholder's equity of Uniprex, S.A.U. as follows:

- *Reduce the capital stock from the current €43,391,000 to €0 with a credit to accumulated losses.*
- *Increase capital by €60,000, to be subscribed in full by the current sole shareholder of Uniprex, S.A.U., namely Publicidad 3, S.A.U.*
- *Grant by Publicidad 3, S.A.U. of a new participating loan of €96,130,000 under terms and conditions similar to those of the current loan".*

Based on the foregoing and having analyzed the situation that gave rise to the uncertainty contained in your auditors' report, we hereby confirm that the uncertainty regarding the effect of the aforementioned award that existed when the consolidated financial statements for 2003 were prepared has now been clarified."

The foregoing information would give rise to the elimination of the uncertainty included in our auditors' report dated April 2, 2004.

This special report was prepared solely in compliance with the Ministerial Order dated September 30, 1992, for the exclusive use of the Spanish National Securities Market Commission and must not be used for any other purpose.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Manuel Terme

July 27, 2004

Deloitte&Touche España, S.L.
Raimundo Fernández de Villaverde, 65
28003 Madrid

Madrid, July 27, 2004

Gentlemen:

In relation to the special report required under the Ministerial Order dated September 30, 1992, in relation to the obligation to report on the new situation concerning the uncertainty included in the auditors' report dated April 2, 2004, on the consolidated financial statements of Antena 3 de Televisión, S.A. and Subsidiaries for the year ended December 31, 2003, we inform you that to the best of our knowledge and belief:

1. The consequences of the award referred to in the aforementioned uncertainty have been analyzed and assessed, together with the alternative measures that could be taken. Based on the conclusions drawn from this assessment and the measures contained in the viability plan proposed for UNIPREX, S.A.U., on May 11 and 12, 2004, the Board of Directors resolved to propose to the Shareholders' Meeting that it adopt the measures required to maintain the stability of UNIPREX, S.A.U.

2. On May 12, 2004, the Shareholders' Meeting resolved to adopt the measures required to maintain the stability of the subsidiary Uniprex, S.A.U., as follows:

   "Rebalance the shareholder's equity of Uniprex, S.A.U. as follows:

- *Reduce the capital stock from the current €43,391,000 to €0 with a credit to accumulated losses.*
- *Increase capital by €60,000, to be subscribed in full by the current sole shareholder of Uniprex, S.A.U., namely Publicidad 3, S.A.U.*
- *Grant by Publicidad 3, S.A.U. of a new participating loan of €96,130,000 under terms and conditions similar to those of the current loan".*

3. Based on the foregoing and having analyzed the situation that gave rise to the uncertainty contained in your auditors' report, we hereby confirm that the uncertainty regarding the effect of the aforementioned award that existed when the consolidated financial statements for 2003 were prepared has now been clarified.

Very truly yours,

Chairman of Board of Directors
José Manuel Lara Bosch

Translation of a report originally issued in Spanish based on our work performed in accordance with the Technical Rule established for this purpose and approved by the Spanish Accounting and Audit Institute (ICAC). In the event of a discrepancy, the Spanish-language version prevails.

STANDARD SPECIAL REPORT REQUIRED UNDER THE MINISTERIAL ORDER DATED SEPTEMBER 30, 1992

To the Directors of Antena 3 de Televisión, S.A. for submission to the Spanish National Securities Market Commission (CNMV):

Having audited the consolidated financial statements of Antena 3 de Televisión, S.A. and Subsidiaries for the year ended December 31, 2003, we issued our auditors' report dated April 2, 2004, in which we expressed an opinion qualified for an uncertainty in the following terms:

"On March 16, 2004, an arbitral award was made resolving the arbitration proceedings relating to the contract between the Radio Blanca Group and Uniprex, S.A. The arbitral award declared the contract to have been terminated and rescinded and required Uniprex, S.A. to pay €193 million. As indicated in Note 24, that amount, and the tax effect thereof, was recorded in the 2003 consolidated financial statements referred to above, and the directors consider that the expenses and losses in this connection will not exceed those recorded.

In relation to the aforementioned resolution, the Group is analyzing and evaluating both the financial, legal and commercial consequences, and the various alternatives for action, including claims against third parties, within the limits and the periods provided for by the legislation governing the various aspects relating to these consequences (see Note 24). As of the date of this report, it is not possible to evaluate the impact that the final outcome of the resolutions that might be adopted could have on the consolidated financial statements; however it is estimated that the impact will not exceed the amount recorded."

As requested by you, we have analyzed the available information and accompanying half-yearly information as of June 30, 2004, which was prepared by the directors of Antena 3 de Televisión, S.A., pursuant to the Ministerial Order dated September 30, 1992, and CNMV Circular 3/1994, which modify the forms for the periodic public reporting of listed entities.

We attach, as an Exhibit to this report, a representation letter from the directors reporting on the situation at the half-yearly closing concerning the uncertainty included in the auditors' report on the consolidated financial statements for the preceding year.

Our analysis was performed in accordance with the Technical Rule established for this purpose and approved by the Spanish Accounting and Audit Institute (ICAC) Resolution dated July 28, 1994, which, due to its scope, which is substantially less extensive than that of an audit of financial statements, does not enable us to express an opinion on the accuracy of the other half-yearly information or to assure that, had supplementary audit procedures been applied, we would not have identified other material matters to draw to your attention. Also, for this reason, we do not express an opinion on the half-yearly financial information as of June 30, 2004.

In their letter, the directors report on the following matters:

"On May 12, 2004, the Shareholders' Meeting resolved to adopt the measures required to maintain the stability of the subsidiary Uniprex, S.A.U., as follows:

"Rebalance the shareholder's equity of Uniprex, S.A.U. as follows:

- *Reduce the capital stock from the current €43,391,000 to €0 with a credit to accumulated losses.*
- *Increase capital by €60,000, to be subscribed in full by the current sole shareholder of Uniprex, S.A.U., namely Publicidad 3, S.A.U.*
- *Grant by Publicidad 3, S.A.U. of a new participating loan of €96,130,000 under terms and conditions similar to those of the current loan".*

Based on the foregoing and having analyzed the situation that gave rise to the uncertainty contained in your auditors' report, we hereby confirm that the uncertainty regarding the effect of the aforementioned award that existed when the consolidated financial statements for 2003 were prepared has now been clarified."

The foregoing information would give rise to the elimination of the uncertainty included in our auditors' report dated April 2, 2004.

This special report was prepared solely in compliance with the Ministerial Order dated September 30, 1992, for the exclusive use of the Spanish National Securities Market Commission and must not be used for any other purpose.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Manuel Terme

July 27, 2004

Deloitte&Touche España, S.L.
Raimundo Fernández de Villaverde, 65
28003 Madrid

Madrid, July 27, 2004

Gentlemen:

In relation to the special report required under the Ministerial Order dated September 30, 1992, in relation to the obligation to report on the new situation concerning the uncertainty included in the auditors' report dated April 2, 2004, on the consolidated financial statements of Antena 3 de Televisión, S.A. and Subsidiaries for the year ended December 31, 2003, we inform you that to the best of our knowledge and belief:

1. The consequences of the award referred to in the aforementioned uncertainty have been analyzed and assessed, together with the alternative measures that could be taken. Based on the conclusions drawn from this assessment and the measures contained in the viability plan proposed for UNIPREX, S.A.U., on May 11 and 12, 2004, the Board of Directors resolved to propose to the Shareholders' Meeting that it adopt the measures required to maintain the stability of UNIPREX, S.A.U.

2. On May 12, 2004, the Shareholders' Meeting resolved to adopt the measures required to maintain the stability of the subsidiary Uniprex, S.A.U., as follows:

   "Rebalance the shareholder's equity of Uniprex, S.A.U. as follows:

- *Reduce the capital stock from the current €43,391,000 to €0 with a credit to accumulated losses.*
- *Increase capital by €60,000, to be subscribed in full by the current sole shareholder of Uniprex, S.A.U., namely Publicidad 3, S.A.U.*
- *Grant by Publicidad 3, S.A.U. of a new participating loan of €96,130,000 under terms and conditions similar to those of the current loan".*

3. Based on the foregoing and having analyzed the situation that gave rise to the uncertainty contained in your auditors' report, we hereby confirm that the uncertainty regarding the effect of the aforementioned award that existed when the consolidated financial statements for 2003 were prepared has now been clarified.

Very truly yours,

Chairman of Board of Directors
José Manuel Lara Bosch